Notice to the Oslo Stock Exchange



ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



05005980

Ref.:
Ellen W. Ronæss, Manager, Shareholder S

Date: 15 February 2005

ORK – Trade subject to notification

On 14 February 2005, in connection with its option programme, Orkla exercised 36,600 options; 12,000 at a strike price of NOK 132, 15,999 at a strike price of NOK 135 and 8,667 at a strike price of NOK 141.

After exercise of options, Orkla's holding of Orkla shares is reduced to 6,415,471. A total of 1,810,579 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

The following transactions concern primary insiders:

Name	Options exercised	Total number of options	Number of shares sold	At share price (NOK)	Total share-holding
Torkild Nordberg	10,000	39,167	10,000	214.00	600
Terje Andersen	6,000	28,000	6,000	214.00	2,600
Tor Aamot	9,333	15,334	7,833	214.00	7,600
Karl Otto Tveter	9,333	15,334	8,833	213.98	1,600

dlw 3/2



Notice to the Oslo Stock Exchange

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 15 February 2005

ORK – Trade subject to notification

Under its share option programme for senior management, Orkla has awarded each of acting Group President and CEO Dag J. Opedal and Exec. Vice-President Roar Engeland 30,000 new options. They will be entitled to buy a corresponding number of Orkla shares at a strike price of NOK 238.70. These options may not be exercised until after the publication of Orkla's financial results for 2007 (in February 2008) and will expire on 28 February 2011.

Moreover, Orkla ASA is obliged to award each of Opedal and Engeland 30,000 options a year from now at a strike price equal to market price on the award date plus 10%. These options may not be exercised until after the publication of Orkla's financial results for 2008 (in February 2009) and will expire on 15 December 2011.

Moreover, on 14 February 2005, acting Group President and CEO Dag J. Opedal has bought 4,500 shares in Orkla ASA at a price of NOK 214.50.

The result of the above transactions is as follows:

Name - options received - Total options now held – Option award in 2006 if not released - Total shareholding – Cash bonus (syntetic options).

Dag J. Opedal - 30,000 - 160,000 - 30,000 - 21,213 – 70.000.
Roar Engeland - 30,000 - 160,000 - 30,000 - 13,102 – 68.000.

After these transactions a total of 1,870,579 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 syntetic options of the cash bonus programme.

Orkla currently holds 6,415,471 own shares.